EXHIBIT 99.2

AMERICAN GOLDRUSH CORPORATION

Suite 505, 11215 Jasper Avenue
 Edmonton, AB
T5K 0L5

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

TAKE NOTICE that the Annual General Meeting (the “Meeting”) of Shareholders of American Goldrush Corporation, (the "Company") will be held at Suite 1700 - 1185 West Georgia Street, Vancouver, British Columbia, on:

Thursday, August 20, 2009

at the hour of 9:30 AM in the forenoon (Vancouver, British Columbia time) for the following purposes:

1.	to receive the financial statements of the Company for its fiscal year ended December 31, 2008 and the report of the Auditors thereon;

2.	to elect Directors;

3.	to authorize the Company’s Directors to amend the Articles of Incorporation in connection with a name change of the Company;

4.	to authorize the Company’s Directors to appoint the Company’s auditor and to authorize the Directors to fix their remuneration;

5.	to transact any other business which may properly come before the Meeting, or any adjournment thereof.

Accompanying this Notice are an Information Circular and Proxy.

A member entitled to vote at the Meeting is entitled to appoint a proxyholder to attend and vote in his stead.  If you are unable to attend the Meeting, or any adjournment thereof, in person, please date, execute, and return the enclosed form of proxy in accordance with the instructions set out in the notes to the proxy and any accompanying information from your intermediary.

DATED at Vancouver, British Columbia, this 24th day of July, 2009.

ON BEHALF OF THE BOARD OF DIRECTORS

“Paul Noland”

PRESIDENT